Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(a joint stock company incorporated in the People’s Republic of China with limited liability)

(Stock code: 1055)

ANNOUNCEMENT IN RELATION TO APPROVAL BY ISSUANCE EXAMINATION

COMMITTEE OF CSRC OF THE APPLICATION FOR THE PUBLIC ISSUANCE OF

A SHARE CONVERTIBLE BONDS OF THE COMPANY

Reference is made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 14 May 2020 and 10 July 2020 (the “Announcements”) and the circular of the Company dated 1 June 2020 (the “Circular”) in relation to, among other things, the Proposed Issuance of A Share Convertible Bonds. Unless otherwise defined, capitalized terms used herein shall have the same meaning as defined in the Announcements and the Circular.

On 24 August 2020, the 124th working meeting in 2020 of the 18th session of the Issuance Examination Committee of the China Securities Regulatory Commission (the “CSRC”) reviewed the Company’s application for the Proposed Issuance of A Share Convertible Bonds. According to the meeting review results, the Company’s application for the Proposed Issuance of A Share Convertible Bonds was approved.

The Proposed Issuance of A Share Convertible Bonds remains subject to the formal approval document of the CSRC. The Company will disclose the relevant information in a timely manner upon receipt of the formal approval document from the CSRC. Investors are advised to pay attention to the investment risks.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

25 August 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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